SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)1


                       Protein Polymer Technologies, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   743697 10 4
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


----------------
                1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743697 10 4                                        Page 2 of 5 Pages


________________________________
1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Johnson & Johnson
                  22-1024240
________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [  ]
                  (b) [  ]
________________________________
3.   SEC USE ONLY
________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey
________________________________
   NUMBER OF                        5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                 -0-
   OWNED BY
      EACH                          6.   SHARED VOTING POWER
   REPORTING
    PERSON                          9,441,007 shares of Common Stock (includes
                                    shares issuable upon exercise of
                                    warrants and conversion of preferred stock)

                                    7.   SOLE DISPOSITIVE POWER

                                         -0-

                                    8.   SHARED DISPOSITIVE POWER

                                    9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)

________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)
________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             [  ]
________________________________
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             20.8%
________________________________
12.      TYPE OF REPORTING PERSON

             CO
________________________________

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CUSIP No. 743697 10 4                                        Page 3 of 5 Pages


________________________________
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Johnson & Johnson Development Corporation
                  22-2007137
________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [  ]
                  (b) [  ]
________________________________
3.   SEC USE ONLY
________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
________________________________
   NUMBER OF                        5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            -0-
   OWNED BY
      EACH                          6.   SHARED VOTING POWER
   REPORTING
    PERSON                          9,441,007 shares of Common Stock (includes
     WITH                           shares issuable upon exercise of warrants
                                    and conversion of preferred stock)

                                    7.   SOLE DISPOSITIVE POWER

                                         -0-

                                    8.   SHARED DISPOSITIVE POWER

                                    9,441,007 shares of Common Stock (includes
                                    shares issuable upon exercise of warrants
                                    and conversion of preferred stock)
________________________________
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)

________________________________
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                            [  ]
________________________________
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  20.8%
________________________________
12.      TYPE OF REPORTING PERSON

                  CO
________________________________

CUSIP No. 743697 10 4                                        Page 4 of 5 Pages


                         Amendment No. 2 to Schedule 13G
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 14, 2002 and Amendment No. 1 thereto filed on April 5, 2002 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4.           OWNERSHIP.

                  (a) Amount Beneficially Owned:

                  J&J: 9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)
                  JJDC: 9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)

                  (b) Percent of Class:

                  J&J:  20.8%
                  JJDC: 20.8%

                  (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: -0-

                  (ii) shared power to vote or to direct the vote:

                  J&J: 9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)
                  JJDC: 9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)

                  (iii) sole power to dispose or to direct the disposition of:
                  -0-

                  (iv) shared power to dispose or to direct the disposition of:

                  J&J: 9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)
                  JJDC: 9,441,007 shares of Common Stock (includes shares issuable upon exercise of warrants and conversion of preferred stock)

CUSIP No. 743697 10 4                                        Page 5 of 5 Pages





                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   JOHNSON & JOHNSON


                                   By     /s/ Michael H. Ullman
                                   --------------------------------------
                                   Name:  Michael H. Ullmann
                                   Title: Secretary

Dated: February 12, 2004

                                   JOHNSON & JOHNSON DEVELOPMENT CORPORATION


                                   By    /s/ Eric B. Jung
                                   --------------------------------------
                                   Name:  Eric B. Jung
                                   Title: Secretary

Dated: February 12, 2004